SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-2(a)

TRIBEWORKS, INC.

(Name of Issuer)

Common Stock, par value $0.0004 per share

(Title of Class of Securities)

89601T102

(CUSIP Number)

Robert Blankstein
Suite 550 - 999 West Hastings Street
Vancouver, British Columbia V6C 2W2
(604) 682-2205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192480101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Blankstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ࿆

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF	7	SOLE VOTING POWER
SHARES		4,017,750

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		4,017,750

PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,017,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8% (see Item 5)

14	TYPE OF REPORTING PERSON
IN

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.0004 per share (the “Common Stock”), of Tribeworks, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2001 152nd Avenue NE, Redmond, Washington 98052.

Item 2.  Identity and Background.

a.	Robert Blankstein.

b.	Suite 550 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.

c.	Robert Blankstein a self-employed consultant.

d.
During the last five years, Robert Blankstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.
Robert Blankstein has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Robert Blankstein is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

Robert Blankstein acquired his shares of Common Stock and his warrants to purchase Common Stock of the Company with personal funds and as repayment for indebtedness owed to him by the Company.

Item 4.  Purpose of Transaction.

The purpose of this first amendment to Schedule 13D is to report that the Reporting Person has acquired additional Common Stock and warrants to purchase Common Stock of the Company. The shares of the Common Stock of the Company and of the warrants to purchase Common Stock of the Company held by the Reporting Person were acquired for, and are being held for, investment purposes only. The acquisition of the shares of the Common Stock of the Company and the warrants to purchase Common Stock of the Company were made in the ordinary course of the Reporting Person’s business or investment activities, as the case may be.

The Reporting Person does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any action similar to any of those enumerated above; but such person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.  Interest in Securities of Issuer.

(a)	Amount Beneficially Owned:	4,017,750

Includes 2,581,500 shares directly owned and 575,000 shares indirectly owned by the Reporting Person as trustee for Charles Blankstein, the Reporting Person’s minor son. The Reporting Person also owns warrants to purchase up to 861,250 shares of Common Stock of the Company.

		Percent of Class:	12.8%

(b)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	4,017,750

	(ii)	Shared power to vote or to direct the vote:	0

	(iii)	Sole power to dispose or to direct the disposition of:	4,017,750

	(iv)	Shared power to dispose or to direct the disposition of:	0

(c)
On June 29, 2007, the Reporting Person acquired 650,000 shares of Common Stock of the Company at a price of $0.77 per share. The Reporting Person also acquired warrants to purchase 650,000 shares of Common Stock of the Company on June 29, 2007. Each warrant is exercisable at a price of $1.30 per share for a period of three years. The 650,000 shares of Common Stock and warrants to purchase 650,000 shares of Common Stock of the Company were issued to the Reporting Person in conversion of indebtedness owed by the Company to the Reporting Person.

On May 29, 2007, the Reporting Person also acquired warrants to purchase 52,250 shares of Common Stock of the Company as consideration for the making of a loan to the Company. These warrants to purchase 52,250 shares of Common Stock of the Company are exercisable for two years at a price of $1.00 per share.

Following these transactions, the Reporting Person beneficially owns 4,017,750 shares of the Company’s Common Stock which represents 12.8% of the outstanding Common Stock of the Company. The percentage calculations are based upon 30,571,805 shares of Common Stock outstanding on June 29, 2007, as reported by the Company’s transfer agent.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2007

/s/ Robert Blankstein Robert Blankstein